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Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Re:	Icosavax, Inc.

Schedule 14D-9

Filed December 27, 2023

File No. 005-92771

Dear Mr. Soares:

On behalf of our client, Icosavax, Inc. (“Icosavax” or the “Company”), we submit this letter setting forth the responses of Icosavax to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated January 4, 2024 (the “Comment Letter”) with respect to the Schedule 14D-9 filed with the Commission by Icosavax on December 27, 2023. Concurrently with the filing of this letter, Icosavax has filed Amendment No. 1 to the Schedule 14D-9 (the “14D-9 Amendment”) through EDGAR.

Icosavax’s responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. All terms used but not defined herein have the meanings assigned to such terms in the 14D-9 Amendment. For ease of reference, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided Icosavax’s response below such comment.

Schedule 14D-9 filed December 27, 2023

Certain Unaudited Prospective Financial Information, page 30

1.

We note the disclosure in the last paragraph on page 32. Please expand your disclosure to provide additional explanation for the assumptions referenced in clauses (1) through (4) underlying the projections disclosed. In addition, briefly describe any limitations on the projections. Please quantify where possible.

Icosavax’s Response: In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the 14D-9 Amendment.

January 10, 2024

Summary of Centerview Financial Analysis, page 35

2.

We note your statement in the first paragraph of this section that the discussion that follows “does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview.” Please revise this language (and the subsequent discussion if applicable) to make clear that all material analyses are described.

Icosavax’s Response: In response to the Staff’s comment, the Company has revised the disclosure on page 35 of the 14D-9 Amendment.

Appraisal Rights, page 42

3.

We note the following statement on page 47: “The foregoing summary of the rights of holders of Shares (including beneficial owners) to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by such persons desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL.” Please revise to fully describe specifically what shareholders must do to perfect their appraisal rights, or revise to clarify that such information has already been provided.

Icosavax’s Response: In response to the Staff’s comment, the Company has revised the disclosure on page 47 of the 14D-9 Amendment.

*********

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any comments or questions regarding the foregoing to the undersigned at (714) 755-2244. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Daniel E. Rees

Daniel E. Rees of LATHAM & WATKINS LLP

cc:	Adam K. Simpson, Icosavax, Inc.
Cheston J. Larson, Latham & Watkins LLP
Matthew T. Bush, Latham & Watkins LLP